EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

("Bezeq")

November 13, 2019

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Pelephone Collective Bargaining Agreement

Further to previous reports, Bezeq reports that today its subsidiary, Pelephone Communications Ltd. ("Pelephone"), signed the renewal of its collective bargaining agreement with the Histadrut (General Federation of Labor in Israel)  and the employees representatives. The agreement includes streamlining and synergy processes from the period starting November 12, 2019 and ending on June 30, 2022 (the "Agreement").

Under the Agreement, Pelephone may, among else, terminate the employment of 210 tenured employees during the term of the Agreement, some by voluntary retirement.

Furthermore, according to Pelephone’s plan, it will terminate 190 jobs of non-tenured employees and no additional employees will be hired to fill positions of employees whose jobs were terminated. In addition, the Agreement includes the grant of a one-time grant to employees who will not be included in the retirement plan.

The total cost estimate is approximately NIS 100 million and will be paid over the term of the Agreement, assuming that Pelephone fully fulfills its streamlining plans, and provided that conditions to provide additional economic benefits to employees are fulfilled.

The expense to be recorded in Year 2019 is included in Bezeq’s assumptions regarding the Bezeq Group's forecast.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.